Valion Bio, Inc.

1305 E. Houston Street

Building 1, Suite 311

San Antonio, TX 78205

(888) 276-6888

August 24, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valion Bio, Inc.
Request for Withdrawal of Registration Statement on Form S-1 filed on July 17, 2026
(Registration No. 333-297529)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Valion Bio, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Registration Statement, effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2026.

The Company has decided not to continue to pursue the offering and confirms that no securities covered by the Registration Statement or prospectus contained therein have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact the Company’s legal counsel, Christopher Tinen, by email at ctinen@swlaw.com or at (858) 910-4809.

Sincerely,

Valion Bio, Inc.

/s/ Lisa Wolf
Lisa Wolf
Chief Operating Officer

cc:	Christopher Tinen, Snell & Wilmer L.L.P.